[Enbridge Inc. Letterhead]

November 8, 2018

VIA EDGAR

Lisa Krestynick

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Enbridge Inc. Registration Statement on Form S-4 (File No. 333-227767)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Enbridge Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated to 3:00 p.m., Eastern Time, on November 9, 2018, or as soon as practicable thereafter.

Please contact Robert E. Buckholz of Sullivan & Cromwell LLP via telephone at (212) 558-3876 or via e-mail at buckholzr@sullcrom.com with any questions you may have. In addition, please notify Mr. Buckholz when this request for acceleration has been granted.

Sincerely,

/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President and Corporate Secretary

cc:	Robert E. Buckholz

George J. Sampas

(Sullivan & Cromwell LLP)

William S. Anderson

(Bracewell LLP)